UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               AMNIS SYSTEMS INC.
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   384288-10-6
                                   -----------
                                 (CUSIP Number)

                                Edward V. Pollack
                            Leland, Parachini, et al.
                          333 Market Street, 27th Floor
                            San Francisco, CA  94105
                                 (415) 957-1800
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                         AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP  No.  384288-10-6

1.   NAMES  OF  REPORTING  PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Richard  A.  Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                             (b) [ ]

3.   SEC  USE  ONLY

4.   SOURCE  OF  FUNDS

          OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          United  States

NUMBER  OF       7.  SOLE VOTING POWER
SHARES                  1,195,755
BENEFICIALLY     8.  SHARED VOTING POWER
OWNED  BY               0
EACH             9.  SOLE DISPOSITIVE POWER
REPORTING               1,195,755
PERSON  WITH    10.  SHARED DISPOSITIVE POWER
                        0

11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

          1,195,755

12.  CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

          2.4%

14.  TYPE  OF  REPORTING  PERSON

          IN


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                               AMENDMENT NO. 3 TO
                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 3 amends the Schedule 13D filed on May 21, 2002 (the "Schedule 13D") which relates to shares of common stock, par value $0.0001 per share (the "Common Stock") of Amnis Systems Inc., a corporation organized under the laws of the state of Delaware (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the
Schedule  13D.  Except  as  amended  and  supplemented  hereby, the Statement on
Schedule 13D, as heretofore amended and supplemented, remains in full force and effect. The Items listed below are hereby amended and supplemented as follows:


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 24, 2002, the Reporting Person was granted an option to purchase 120,833 shares of Common Stock of the Issuer (the "September 24th Option") at an exercise price of $0.05 per share. The September 24th Option was granted and became fully vested as of the date of grant in exchange for the cancellation of certain cash compensation owed by the Issuer to the Reporting Person, pursuant to and subject to the terms and conditions of an option agreement under the Issuer's 2002 Stock Plan, as amended, between the Issuer and the Reporting Person.

     On September 26, 2002, the Reporting Person exercised an option to purchase 20,000 shares of Common Stock of the Issuer (the "September 26th Option") at the exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.

     On September 27, 2002, the Reporting Person exercised an option to purchase 13,333 shares of Common Stock of the Issuer (the "September 27th Option") at the exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.

     On October 4, 2002, the Reporting Person exercised an option to purchase 9,166 shares of Common Stock of the Issuer (the "October 4th Option") at an exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.

     On October 7, 2002, the Reporting Person exercised an option to purchase 3,333 shares of Common Stock of the Issuer (the "October 7th Option") at an exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.

     On October 8, 2002, the Reporting Person exercised an option to purchase 5,000 shares of Common Stock of the Issuer (the "October 8th Option") at an exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.

     On October 10, 2002, the Reporting Person exercised an option to purchase 6,091 shares of Common Stock of the Issuer (the "October 10th Option") at an exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.


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
     On October 11, 2002, the Reporting Person exercised an option to purchase 7,500 shares of Common Stock of the Issuer (the "October 11th Option") at an exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.

     On October 14, 2002, the Reporting Person exercised an option to purchase 3,000 shares of Common Stock of the Issuer (the "October 14th Option") at an exercise price of $0.05 per share in a broker-assisted transaction on a cashless exercise basis.

     The Reporting Person utilized no personal funds in connection with the grant of the September 24th Option. The Reporting Person borrowed funds from his broker Bear, Stearns & Co., Inc. on a margin basis in connection with the cashless exercise of the September 26th Option, the September 27th Option, the October 4th Option, the October 7th Option, the October 8th Option, the October 10th Option, the October 11th Option, and the October 14th Option.

ITEM 4.   PURPOSE  OF  TRANSACTION.

     The Reporting Person holds the securities reported in Item 5 for investment purposes.

     Depending upon evaluations of the Issuer's business and prospects, future development, market conditions and other factors, the Reporting Person may, from time to time, purchase additional Common Stock (or derivatives thereof) or sell or cause to be sold all or a portion of the Common Stock (or derivatives thereof) over which the Reporting Person exercises voting and dispositive power, either in the open market, in privately negotiated transactions, or otherwise.

     Other than as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;


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
     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange  Act  of  1934,  as  amended  (the  "Act");  or

     (j)  Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) - (b) Between August 30, 2002 and October 14, 2002, the Reporting Person sold 71,384 shares of Common Stock of the Issuer in transactions on the Over-The-Counter Bulletin Board for an aggregate sales price of approximately $3,800 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (i) on August 30, 2002, the Reporting Person sold 3,961 shares of
Common Stock of the Issuer at an average price per share of $0.095; (ii) on September 26, 2002, the Reporting Person sold 20,000 shares of Common Stock of the Issuer at an average price per share of $0.05; (iii) on September 27, 2002, the Reporting Person sold 13,333 shares of Common Stock of the Issuer at an average price per share of $0.05; (iv) on October 4, 2002, the Reporting Person sold 9,166 shares of Common Stock of the Issuer at an average price per share of $0.05; (v) on October 7, 2002, the Reporting Person sold 3,333 shares of Common Stock of the Issuer at an average price per share of $0.05; (vi) on October 8, 2002, the Reporting Person sold 5,000 shares of Common Stock of the Issuer at an average price per share of $0.05; (vii) on October 10, 2002, the Reporting Person sold 6,091 shares of Common Stock of the Issuer at an average price per share of $0.05; (viii) on October 11, 2002, the Reporting Person sold 7,500 shares of Common Stock of the Issuer at an average price per share of $0.05; and
(ix) on October 14, 2002, the Reporting Person sold 3,000 shares of Common Stock of the Issuer at an average price per share of $0.05.

     As of the date hereof, as a result of the Open Market Sales, the Reporting Person has beneficial ownership of 1,195,755 such shares, representing approximately 2.4% of the Common Stock of the Issuer (assuming the exercise of the Reporting Person's right to purchase 1,195,755 shares of the Issuer's common stock pursuant to the Issuer's Adopted 1997 Stock Plan, 2000 Stock Plan and 2002 Stock Plan). This number includes 1,195,755 shares issuable upon exercise of stock options. The number of shares of common stock assumed to be outstanding has been adjusted pursuant to Rule 13d-3(d)(1). Assuming the exercise of the stock options, the Reporting Person would have sole voting power and sole dispositive power with respect to 1,195,755 shares of Common Stock.

     (c) Except as described herein, there have been no transactions in the Common Stock effected by the Reporting Person during the 60 days preceding the date of this Statement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are the subject of this Statement.


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     (e)     Not  applicable.




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2002
                                           By:     /s/  Richard A. Falcone
                                               -------------------------------
                                                   Richard A. Falcone


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